Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors Bryn Mawr Bank Corporation:

We consent to the use of our reports dated March 15, 2012, with respect to the consolidated balance sheets of Bryn Mawr Bank Corporation and subsidiaries (the Corporation) as of December 31, 2011 and 2010, and the related consolidated statements of income, cash flows, changes in shareholders’ equity, and comprehensive income for each of the years in the three-year period ended December 31, 2011 and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Philadelphia, PA

April 27, 2012